October 3, 2019

Andrew Wiederhorn
President and Chief Executive Officer
Fat Brands, Inc
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

       Re: Fat Brands, Inc
           Post-qualification Amendment No. 1 to Offering Statement on Form 1-A Filed September 30, 2019
           File No. 024-11012

Dear Mr. Wiederhorn:

       We have reviewed your offering statement and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Lilyanna Peyser at 202-551-3222 or Mara Ransom at 202-551-3264
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services